

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2017

Mr. Mei Bing
Chief Financial Officer
Kandi Technologies Group, Inc.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

      Re: **Kandi Technologies Group, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2015
             Filed March 14, 2016
             File No. 001-33997

             Kandi Technologies Group, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed March 16, 2017
             File No. 001-33997

Dear Mr. Bing:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Lyn Shenk

                        Lyn Shenk
                        Branch Chief
                        Office of Transportation and Leisure